November 7, 2025

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sterling Real Estate Trust
Withdrawal of Registration Statement on Form S-3 (File No. 333-291292)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Sterling Real Estate Trust (the “Registrant”) hereby respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-3 (File No. 333-291292), together with all exhibits thereto, filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2025 (the “Registration Statement”). The Registration Statement has not been declared effective, and none of the Registrant’s securities have been sold pursuant to the Registration Statement.

The Registrant is withdrawing the Registration Statement because of a financial printer error relating to the EDGAR technical coding of the Registration Statement. The Registration Statement was incorrectly filed under the code “S-3.” The Registrant intended it to be filed with the Commission under the code “S-3D,” which intent was demonstrated by the Registrant checking the cover page box in the Registration Statement indicating that “the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.”

The Registrant will promptly file with the Commission a Registration Statement on Form S-3 under the code “S-3D” (the “Corrected Registration Statement”), and any offers and sales of the Registrant’s securities pursuant to its dividend reinvestment plan will be made under the Corrected Registration Statement.

Sincerely,

/s/ Megan E. Schreiner
Name: Megan E. Schreiner
Title: President and Chief Financial Officer

cc:	Michael Carlson, Sterling Real Estate Trust Andrew Nick, Fredrikson & Byron, P.A.